Contact

www.linkedin.com/in/
samreensvanity-540026167
(LinkedIn)

Top Skills

Social Media
Business Development
Customer Service

Samreen Arshad

Founder and CEO- SamreensVanity

Summary

As the owner of SamreensVanity, my mission is to create clean, vegan, cruelty-free and paraben-free cosmetics that are kind to your skin, good for the environment, and feed your creative soul.

With a Bachelor's degree in Business Management from the University of Michigan, I have the skills and knowledge to manage and grow my brand, which is Halal and Kosher compliant, and designed for all skin shades and gender expressions. I also leverage my social media marketing and communications expertise to showcase top fashion and beauty brands, designers, and products across digital platforms, and forge relationships with key influencers and collaborators.

SamreensVanity New York is for those who wish to celebrate the skin they are in, and express their unique and authentic selves.
I am passionate about elevating the rich heritage of South Asia, and empowering people to embrace their beauty and diversity.
SamreensVanity – Celebrating the True You!

Experience

SamreensVanity
Founder
January 2021 - Present (3 years 3 months)
New York, United States

Samreen's Vanity (@samreensvanity)
Owner / Content Creator
2015 - January 2017 (2 years)

Founder of social media sites that showcase top fashion and beauty brands, designers, and products across digital platforms featuring Maybelline, Pixi Beauty, Cover Girl, Urban Decay, YBQ, Rangja, and Sania Maskatiya.

Create and oversee the management of influencing media campaigns to catalyze hyper-local exposure and drive the establishment of trends. Forge relationships with key brand leaders and various designers to acquire new projects; create unique content specifically designed to attract targeted demographics.

Education

University of Michigan

Bachelor's degree, Business Management · (2010)